UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For March 02 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated March 02 2005  -  Director Shareholding



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BUNZL PLC

2. Name of director

ANTHONY JOHN HABGOOD, DAVID MICHAEL WILLIAMS, CHRISTOPH PAUL SANDER, PATRICK LAWRENCE LARMON AND MARK JEREMY HARPER

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTORS NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

A.   AWARD OF OPTIONS UNDER PART A OF THE LONG TERM INCENTIVE PLAN
B.   AWARD OF PERFORMANCE SHARES UNDER PART B OF THE LONG TERM INCENTIVE PLAN
C.   GRANT OF AWARDS UNDER THE DEFERRED ANNUAL SHARE BONUS SCHEME
D.   EXERCISE OF AWARDS UNDER THE DEFERRED ANNUAL SHARE BONUS SCHEME

7. Number of shares / amount of stock acquired

D.            A J HABGOOD 45,061
              D M WILLIAMS 24,578
              C P SANDER 17,616
              P L LARMON 10,618
              M J HARPER 10,538

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

D.            A J HABGOOD 45,061
              D M WILLIAMS 24,578
              C P SANDER 7,238
              P L LARMON 3,459
              M J HARPER 10,538

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 25P

12. Price per share

    511.65P

13. Date of transaction

1 MARCH 2005

14. Date company informed

2 MARCH 2005

15. Total holding following this notification

A J HABGOOD 319,600 (298,200 BENEFICIAL, 21,400 NON BENEFICIAL)
(NO CHANGE)
D M WILLIAMS 126,135 (110,244 BENEFICIAL, 15,891 NON BENEFICIAL)
(NO CHANGE)
C P SANDER 153,254 (143,224 BENEFICIAL, 10,030 NON BENEFICIAL)
P L LARMON 12,159
M J HARPER 25,070 (24,250 BENEFICIAL, 820 NON BENEFICIAL)
(NO CHANGE)

16. Total percentage holding of issued class following this notification

A J HABGOOD 0.07%
D M WILLIAMS 0.03%
C P SANDER 0.04%
P L LARMON N/A
M J HARPER N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

1 MARCH 2005

18. Period during which or date on which exercisable

A. 1 MARCH 2008 - 28 FEBRUARY 2015 (SUBJECT TO SATISFACTION OF PERFORMANCE CONDITION)
B. 1 MARCH 2008 - 28 FEBRUARY 2011 (SUBJECT TO SATISFACTION OF PERFORMANCE CONDITION)

19. Total amount paid (if any) for grant of the option

A.                                  NIL
B.                                  NIL

20. Description of shares or debentures involved: class, number

A.     A J HABGOOD - 152,500 ORDINARY SHARES OF 25P
       D M WILLIAMS - 62,500 ORDINARY SHARES OF 25P
       C P SANDER - 54,300 ORDINARY SHARES OF 25P
       P L LARMON - 53,200 ORDINARY SHARES OF 25P

B.     A J HABGOOD - 114,375 ORDINARY SHARES OF 25P
       D M WILLIAMS - 46,875 ORDINARY SHARES OF 25P
       C P SANDER - 40,800 ORDINARY SHARES OF 25P
       P L LARMON - 39,900 ORDINARY SHARES OF 25P

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

A.                         500.25P
B.                         NIL

22. Total number of shares or debentures over which options held following this notification

A J HABGOOD - 2,911,686
D M WILLIAMS - 1,302,815
C P SANDER - 638,142
P L LARMON - 362,486
M J HARPER - 474,669

23. Any additional information

C. THE DIRECTORS LISTED BELOW HAVE TODAY NOTIFIED THE COMPANY THAT THE FOLLOWING AWARDS HAVE BEEN MADE UNDER THE COMPANY'S DEFERRED ANNUAL SHARE BONUS SCHEME ("THE SCHEME") AS A RESULT OF WHICH THEY HAVE A RIGHT TO ACQUIRE FROM THE BUNZL GROUP GENERAL EMPLOYEE BENEFIT TRUST THE NUMBER OF ORDINARY 25P SHARES OF THE COMPANY INDICATED BELOW FOR NIL CONSIDERATION ON 1 MARCH 2008 SUBJECT TO THE RULES OF THE SCHEME.


     DIRECTORS              DATE                                  NO. OF SHARES

     A J HABGOOD            1 MARCH 2005                                73,668
     D M WILLIAMS           1 MARCH 2005                                38,843
     C P SANDER             1 MARCH 2005                                23,882
     P L LARMON             1 MARCH 2005                                16,641
     M J HARPER             1 MARCH 2005                                19,427



24. Name of contact and telephone number for queries

MRS A MATTHEWS - 020-7495-4950

25. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of Notification

2 MARCH 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  March 02 2005                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman